UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 005-62335

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hampton Roads Bankshares, Inc.

999 Waterside Dr., Suite 200

Norfolk, VA 23510

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

VBA Defined Contribution Plan
for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust
(Name of Plan)

Date: June 27, 2008	/s/ Jack W. Gibson
Jack W. Gibson, Plan Trustee

/s/ Donald W. Fulton, Jr.
Donald W. Fulton, Jr. Plan Trustee

Financial Statements and
Supplemental Schedule
December 31, 2007 and 2006

VBA Defined Contribution Plan for

Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust

VBA Defined Contribution Plan for

Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

VBA Defined Contribution Plan for Bank of Hampton Roads,

formerly Bank of Hampton Roads Profit Sharing Plan and Trust

Norfolk, Virginia

We have audited the accompanying statements of net assets available for benefits of the VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Virginia Bankers Association Defined Contribution Plan for Bank of Hampton Roads as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Yount, Hyde & Barbour, P.C.

YOUNT, HYDE & BARBOUR, P.C.

Winchester, Virginia

June 27, 2008

VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust

Statements of Net Assets Available for Benefits

December 31,	2007	2006
Investments, at fair value	$5,018,521	$5,256,293

Receivables
Employer contributions	324,324	—
Participant contributions	14,555	—

	338,879	—

Cash	4,342	—

Total assets	5,361,742	5,256,293

Liabilities
Due to Plan Sponsor	—	16,097

Net assets available for benefits	$5,361,742	$5,240,196

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust

Statement of Changes in Net Assets Available for Benefits

Years Ended December 31, 2007 and 2006

	2007	2006
Additions to net assets attributed to
investment income
Net appreciation in fair value of investments	$208,695	$344,452
Interest and dividends	144,753	178,202

	353,448	522,654

Contributions
Participant	374,606	320,974
Employer	324,324	287,934
Rollover	22,406	9,060

	721,336	617,968

Total additions	1,074,784	1,140,622

Deductions from net assets attributed to
Benefits paid to participants	944,225	194,263
Administrative expenses	9,013	—

	953,238	194,263

Net increase	121,546	946,359

Net assets available for benefits
Beginning of year	5,240,196	4,293,837

End of year	$5,361,742	$5,240,196

The accompanying notes are an integral part of these financial statements.

VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust

Notes to Financial Statements

December 31, 2007 and 2006

1.	Description of Plan

The following description of VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Bank of Hampton Roads (the “Company”) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute a percentage of compensation, as defined in the Plan, up to the maximum allowable by the Internal Revenue Code (“IRC”). Participants who have attained age 50 before the end of the Plan Year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified plans. The Company provides matching contributions of 100% of the first 4% of participant contributions to the Plan. Additional profit sharing amounts may be contributed at the discretion of the Company’s board of directors. Discretionary profit sharing contributions made during the plan years ended December 31, 2007 and 2006 were each $119,000. Participants direct the investments of all contributions into various investment options offered by the Plan. The Plan offers five lifestyle managed portfolios, eighteen self directed mutual funds, and Hampton Roads Bankshares, Inc. common stock (“Employer common stock”). Participants may choose to invest up to 75% of their account balance and future contributions in Employer common stock. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are vested immediately in their contributions and the Company’s matching contributions plus actual earnings thereon. Vesting in the Company’s profit sharing contribution portion of their accounts is based on years of service, as defined by the Plan. As of January 1, 2007, a participant is 100% vested after three years of credited service. Prior to January 1, 2007, a participant was 100% vested after five years of credited service.

Payment of Benefits

On termination of service, a participant may elect to receive a lump sum amount equal to the value of the participant’s vested interest in his or her account or annual installments. In certain situations, participants may receive in-service hardship withdrawals from the elective deferral and employer match portions of their account.

Forfeited Accounts

At December 31, 2007, forfeited nonvested accounts totaled $19,832. As of January 1, 2007, these accounts are reallocated to remaining participants’ accounts in the same manner as employer discretionary contributions. Prior to January 1, 2007, forfeitures were added to employer profit sharing contributions.

2.	Summary of Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

As described in Financial Accounting Standards Board (“FASB”) Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value approximates fair value on the investment contracts as of December 31, 2007.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is stated at the fair value determined by quoted market prices. The certificates of deposit and the money market account are valued at their face amount, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

In accordance with the policy of stating investments at current value, net realized and unrealized appreciation (depreciation) for the year is reflected in the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

Fair Value of Investments

In September 2006, the Financial Accounting Standards Board issued FAS No. 157, Fair Value Measurements (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. FAS 157 was effective for the Plan on January 1, 2008. The adoption of FAS 157 is not expected to have a material impact on the financial position or investment results of the Plan.

3.	Investments

The following presents investments that represent 5% or more of the Plan’s net assets.

December 31, 2007
American Beacon Large Cap Value Plan – 12,774 shares	$286,013
Calvert Large Cap Growth Cl I – 11,444 shares	423,557
Met Managed GIC – 3,850 shares	536,833
Hampton Roads Bankshares, Inc. common stock, 139,357 shares	1,750,320

December 31, 2006
MFS Total Return Fund – A, 24,018 shares	$384,522
MFS Emerging Growth Fund – A, 10,086 shares	376,725
MFS Massachusetts Investors Trust – A, 31,096 shares	634,664
MFS Research Fund – A, 23,339 shares	556,627
Hampton Roads Bankshares, Inc. common stock, 131,961 shares	1,583,537
Bank of Hampton Roads certificate of deposit, rate at 5.4%	1,108,402
Bank of Hampton Roads money market account, rate at 2.75%	336,378

During 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $208,695 and $344,452 as follows:

	2007	2006
Mutual funds	$200,136	$174,816
Common stock	6,253	169,636
Guaranteed interest contract	2,306	—
	$208,695	$344,452

4.	Related Party Transactions

Reliance Trust Company is the custodian of the Plans mutual funds and Employer common stock. These transactions qualify as exempt party-in-interest transactions.

The option to invest in Employer common stock makes Hampton Roads Bankshares, Inc. a party-in-interest and these transactions qualify as exempt party-in-interest transactions. Investment in employer securities is allowed by ERISA and the United States Department of Labor Rules and Regulations. The fair value of the Employer common stock is based on quotes from an active market. At December 31, 2007 and 2006, the Plan held 139,357 and 131,961 shares, respectively, of Hampton Roads Bankshares, Inc. common stock. During 2006, the Plan invested in deposit accounts at the Bank of Hampton Roads. At December 31, 2006 deposits amounted to $1,444,780. The Plan did not invest in deposit accounts at the Bank of Hampton Roads at December 31, 2007.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100 percent vested in their employer contributions.

6.	Tax Status

The Plan has adopted a prototype plan document and is relying on the prototype sponsor’s opinion letter dated May 22, 2002. The letter states that the prototype and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the prototype plan has been amended since receiving the opinion letter, the prototype sponsor and plan administrator believe that the plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.	Administrative Expenses

Certain administrative expenses are absorbed by Hampton Roads Bankshares, Inc., the Plan sponsor.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

9.	Significant Amendments

Effective January 1, 2006, the plan was amended to adopt safe harbor provisions and the employer match was increased from 25% of the first 10% to 100% of the first 4% of participant contributions to the Plan. The maximum amount of contributions to Employer common stock was also increased from 25% to 75%.

The Plan was restated effective January 1, 2007 by the execution of a newly signed adoption agreement. The restatement of the Plan and the subsequent issuance of a new Summary Plan Description to participants included many changes to the plan. The most significant included a change in the Plan’s name to the VBA Defined Contribution Plan for Bank of Hampton Roads. There was a revision of Plan investment options from MFS mutual funds to include managed, indexed and self-directed portfolios and a change in the asset custodian to Reliance Trust Company. Reliance Trust Company has been appointed as investment manager by the Plan’s Trustee, Virginia Bankers Association Benefits Corporation, who became trustee effective January 1, 2007, for all investment funds except for Employer Common Stock. Participants’ vesting in the Bank’s discretionary contributions was also amended from a five year vesting schedule to three years.

* * * * *

Supplemental Schedule

VBA Defined Contribution Plan for Bank of Hampton Roads, formerly Bank of Hampton Roads Profit Sharing Plan and Trust

Schedule of Assets (Held at End of Year)

Schedule H, Line 4i

EIN 54-1408074 Plan 001

December 31, 2007

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value		Current value
	Fidelity Investments	2,896	shares of Fidelity US Bond Index	$31,541
	Fidelity Investments	4,585	shares of Spartan US Eqty Indx Investor Class	237,947
	Fidelity Investments	702	shares of Sprtn Total Mkt Indx Investor Class	28,708
	Fidelity Investments	18,416	shares of Fidelity Short Term Bond	158,381
	Fidelity Investments	12,774	shares of American Beacon Large Cap Value Plan	286,013
	Fidelity Investments	11,444	shares of Calvert Large Cap Growth Cl I	423,557
	Fidelity Investments	4,556	shares of Columbia Acorn Class Z	134,889
	Fidelity Investments	4,882	shares of Davis New York Venture Class A	195,325
	Fidelity Investments	6,433	shares of Mainstay Small Cap Opportunity Class I	97,205
	Fidelity Investments	4,295	shares of American Europacific Gowth Cl R4	215,421
	Fidelity Investments	9,046	shares of First Eagle Overseas Class A	209,695
	Fidelity Investments	2,339	shares of Goldman Sachs Mid Cap Value-Instl Sh	83,372
	Fidelity Investments	821	shares of Managers Bond	20,793
	Fidelity Investments	3,828	shares of Munder Midcap Core Growth Fund Cl Y	116,227
	Fidelity Investments	1,993	shares of Oppenheimer Developing Mkts Cl A	96,962
	Fidelity Investments	8,469	shares of Pimco High Yield Class A	80,798
	Fidelity Investments	16,327	shares of Pimco Total Return Administrative Shs	174,539
	Fidelity Investments	1,479	shares of Pheonix Real Estate Securities Cl A	42,660
	Fidelity Investments	3,850	shares of Met Managed GIC	536,833
	Fidelity Investments		money market account at 4.76%	19,832
*	Hampton Roads Bankshares, Inc.	139,357	shares of common stock	1,750,320
*	Reliance Trust Company		Fidelity Portfolio	77,503

				$5,018,521

*	- Identified as a party-in-interest

See report of independent registered public accounting firm.